AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

03003775

Registered Mail

23 January 2003

Reference: File Number 82-4482
Rule 12g 3-2 (b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

03 FEB 11 AM 7:21

Attention : Mr Elliot Staffin

Dear Sir

Avgold Limited ABRIDGED results for the QUARTER and half year ended 31 December 2002 and REPORT for the quarter and half year ended 31 December 2002

We enclose a copy of the ABRIDGED results, which appeared in the pres this morning, as well as a copy of the REPORT that has been posted to shareholders.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours sincerely
For and on behalf of
Avgold Limited

S E Sather
Company Secretary

ES/re
C:\Documents and Settings\rosal\My Documents\AVGOLD\Letters\Letter - International Corporate Finance - Abridged results for Quarter ended 31 December.doc

AVGOLD

Report

Avgold Limited ("the company")
Registered Number: 1990/007025/06
(Incorporated in the Republic of South Africa)
Share code AVG
ISIN ZAE 0000 12175

UNAUDITED RESULTS FOR THE QUARTER AND HALF-YEAR ENDED | 31 DECEMBER 2002

File No: 82 - 4482
Rule 12g 3-2(b)

Avgold share price (cents)

	Quarter ended 31 December 2002	Half-year ended 31 December 2002
High:	1 100c	1 100c
Low:	815c	616c
Average:	830c	777c
Period end:	1 050c	1 050c

Source: JSE Securities Exchange SA

SAFETY AND HEALTH

The Board of Directors is pleased to announce an improvement in safety over the past quarter. Target achieved one million fatality free shifts during the quarter and was also awarded the Santa Barbara trophy (Anglovaal Mining's in-house safety award) for one million surface and underground fatality free shifts. The lost day injury frequency rate per million man-hours worked for Avgold is as follows:

	Quarter ended Dec' 02	Quarter ended Sep' 02	Half-year ended Dec' 02	Half-year ended June' 02
ETC	20,0	16,8	18,0	8,9
Target	8,8	21,3	15,2	10,9
Avgold	13,6	19,5	16,4	10,1

AVGOLD: THREE MONTHS ENDED 31 DECEMBER 2002

Largely as a result of a foreign exchange gain of R62,6 million, Avgold Limited's headline earnings increased to R67,5 million from R11,7 million in the last quarter, which equates to earnings of 10 cents a share (30 September 2002: 2 cents a share). The foreign exchange gain of R62,6 million on the US$35 million borrowing resulted from the strengthening of the Rand against the US dollar. The foreign exchange gain helped to offset the effects of a decline in gold sold and the selling price, which reduced to R82 197/kg (R84 719/kg) or US$296/oz (US$302/oz).

- **SIGNIFICANT FOREIGN EXCHANGE GAIN ON US$ BORROWINGS INCREASES HEADLINE EARNINGS TO R67,5 MILLION**
- **NEGATIVE MARK-TO-MARKET VALUE OF HEDGE BOOK DECLINES BY 48 PER CENT**
- **NEGOTIATIONS PROCEEDING THAT COULD RESULT IN THE SALE OF ETC ASSETS TO A CONSORTIUM WHICH INCLUDES A SIGNIFICANT BLACK ECONOMIC EMPOWERMENT COMPONENT**

Total gold sold during the quarter was 2 934kg (3 075kg), including 355kg (170kg) of gold from Loraine's cleanup. The reduction resulted from lower grades at Target. Avgold's cash costs increased to R59 838/kg from the prior quarter's R56 151/kg, or US$189/oz from US$168/oz.

Target's Life of Mine plan was updated during the quarter. The new Life of Mine is 18 years, compared to the previous life of 13 years. The revised Life of Mine has resulted in a reduction in the amortisation rate.

The mark-to-market value of Avgold's hedge book as at 31 December 2002 was a negative R485 million, significantly lower than the prior quarter's negative

R934 million and December 2001's negative R1 036 million – as a result of the strengthening of the Rand/US Dollar exchange rate and delivery into the hedge book.

ETC continued its good performance with higher grades, lower cash costs and increased gold sales. Avgold is involved in negotiations that could result in the sale of its ETC assets to a consortium which includes a significant Black Economic Empowerment component.

Cash balances increased to R133,4 million from R108,8 million.

AVGOLD: SIX MONTHS ENDED 31 DECEMBER 2002

Revenue increased substantially to R502,4 million (R128,1 million) as a result of Target reaching full production capacity on 1 May 2002. Operating profit rose to R49,6 million (R14,3 million), while costs and expenses were R452,8 million (R113,8 million). Headline earnings were R79,1 million (R14,5 million), giving headline earnings of 12 cents per share (2 cents per share). During the six-month period, gold sold was 6 009kg (1 438kg), including 525kg (456kg) of gold from Loraine's cleanup, while Avgold received a lower average gold price of R83 488/kg (R89 133/kg) as a result of proportionately less gold being sold at spot.

TARGET: THREE MONTHS ENDED 31 DECEMBER 2002

Target milled 293 516 tonnes of ore during the quarter, up from 282 894 tonnes in the prior quarter. Gold sold declined to 2 150kg (2 373kg), including 355kg (170kg) of gold from Loraine's cleanup, as a result of the decline in grade to 7,33g/t from 8,39g/t. This was largely as a result of lower grades in the narrow reef mining area, which intersected faulting. The lower gold production increased cash costs to R57 948/kg (R49 724/kg), or US$183/oz (US$149/oz).

Capital expenditure increased to R30,8 million from R15,7 million.

TARGET: SIX MONTHS ENDED 31 DECEMBER 2002

During the six months to December ore milled was 576 410 tonnes, while gold sold was 4 524kg, including 525kg of gold from Loraine's cleanup, from a yield of 7,85g/t. The cash cost was R53 634/kg, or US$165/oz. Capital expenditure amounted to R46,5 million (R345,9 million).

ETC: THREE MONTHS ENDED 31 DECEMBER 2002

The Sheba, New Consort and Fairview mines milled 83 107 tonnes at an average yield of 9,43g/t during the quarter, compared to 79 641 tonnes with an average yield of 8,82g/t last quarter. Cash costs showed a substantial improvement, falling to R65 027/kg (R77 871/kg), while gold sold totalled 784kg, up from 702kg.

Capital expenditure increased to R3,8 million from R3,1 million in the prior quarter.

ETC: SIX MONTHS ENDED 31 DECEMBER 2002

The total ore milled during the six-month period amounted to 162 748 tonnes compared to the previous

period's 169 759 tonnes. Yields improved to 9,13g/t (8,47g/t), resulting in an increase in gold sales to 1 486kg (1 438kg). Cash costs rose in Rand terms to R71 097/kg (R68 140/kg), but declined in dollar terms to US$218/oz (US$233/oz).

NORTHERN FREE STATE EXPLORATION

Exploration work continued on the Paradise area, immediately north of the Target mine, including deflections from an existing surface borehole.

The mineral resource estimate was updated and audited externally. The pre-feasibility work on a mine design using the updated geological model and the latest mineral resource estimate is underway. The completed design and report will be presented to the Board by 30 June 2003.

HEDGING

As at 31 December 2002, Avgold's hedge book represented 58 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R485 million. This was calculated at a gold price of US$343,40/oz and an exchange rate of US$1,00 : ZAR8,65. The bulk of these hedges were established as a requirement to the five-year term facility arranged for the completion of the Target mine. The hedges are unmargined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes. The negative value of the hedge book represents an opportunity loss. The hedge book is represented as follows:

Period ending			June 2003	June 2004	June 2005	June 2006
Dollar forward sales contracts						
	Quantity sold	**kg**	1 462	1 601	1 458	672
		oz	47 019	51 481	46 885	21 620
		US$/oz	313	298	284	290
Rand forward sales contracts						
	Quantity sold	**kg**	3 624	7 830	7 679	3 730
		oz	116 506	251 733	246 876	119 923
		R/kg	84 042	85 135	94 009	100 985

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for the income statement, balance sheet and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items.

The following rand/US dollar exchange rates were used to prepare the financial results:

	Quarter ended			Half-year ended		Year ended
	December 2002	December 2001	September 2002	**December 2002**	December 2001	June 2002
Average rate for the period	**9,85**	9,85	10,39	**10,12**	9,07	10,09
Spot rate at end of period	**8,65**	11,93	10,55	**8,65**	11,93	10,25

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statement of Generally Accepted Accounting Policies and are consistent with those applied in the previous financial year.

On behalf of the Board of Directors

Chairman
R P Menell

Managing Director
J C Steenkamp

Directors: R P Menell (Chairman), J C Steenkamp+ (Managing), D N Campbell+, J J Geldenhuys, D N Murray, A N Lewis+, W A Nairn, G S Potgieter+, G J Robbertze, J Thomas (Mrs)

+ Executive directors

Company secretary: S E Sather

Johannesburg
22 January 2003

AVGOLD

FINANCIAL RESULTS

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Unaudited Half-year ended		Audited Year ended
	December 2002	December 2001	September 2002	**December 2002**	December 2001	June 2002
Revenue	**241 635**	62 670	260 728	**502 363**	128 155	363 802
– gold revenue	**241 170**	62 670	260 538	**501 708**	128 155	362 709
– by-products	**465**	–	190	**655**	–	1 093
Costs and expenses	**225 230**	54 795	227 554	**452 784**	113 825	346 468
– gold operating	**176 053**	46 373	172 610	**348 663**	96 355	265 137
– retrenchments	**–**	–	–	**–**	–	4 747
– amortisation	**42 918**	6 097	49 112	**92 030**	12 068	57 389
– administration and general	**6 259**	2 325	5 832	**12 091**	5 402	19 195
Operating profit	**16 405**	7 875	33 174	**49 579**	14 330	17 334
Investment income	**3 469**	36	3 113	**6 582**	165	2 147
Finance cost	**14 991**	–	14 137	**29 128**	–	8 419
Unrealised foreign exchange gain/(loss)	**62 573**	–	(10 498)	**52 075**	–	30 335
Income before taxation	**67 456**	7 911	11 652	**79 108**	14 495	41 397
Taxation	**–**	–	–	**–**	–	5 000
Net earnings for the period	**67 456**	7 911	11 652	**79 108**	14 495	36 397
Headline earnings	**67 456**	7 911	11 652	**79 108**	14 495	36 397
Headline earnings per share (cents)	**10**	1	2	**12**	2	5
Earnings per share (cents)	**10**	1	2	**12**	2	5
Weighted number of shares in issue (million)	**674**	670	673	**674**	669	670

BALANCE SHEET – Rand thousand

	Unaudited 31 December 2002	Audited 30 June 2002
ASSETS		
Non-current assets	**2 895 983**	2 931 207
Fixed assets	**2 848 112**	2 883 336
Investments	**47 871**	47 871
Current assets	**243 016**	208 742
Inventories	**55 501**	44 761
Trade and other receivables	**54 128**	55 171
Deposits and cash	**133 387**	108 810
Total assets	**3 138 999**	3 139 949
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**6 751**	6 729
Share premium	**2 214 273**	2 206 385
Reserves	**92 765**	16 958
Total shareholders' equity	**2 313 789**	2 230 072
Non-current liabilities	**582 807**	630 105
Long-term loans	**501 581**	548 072
Long-term provisions	**81 226**	82 033
Current liabilities	**242 403**	279 772
Trade and other payables	**118 886**	153 343
Derivative instruments	**3 301**	–
Overdrafts and short-term borrowings	**120 216**	126 429
Total equity and liabilities	**3 138 999**	3 139 949

CASH FLOW STATEMENT – Rand thousand

	Unaudited Half-year ended		Audited Year ended
	December 2002	December 2001	June 2002
Cash generated from/(utilised by) operations			
Operating profit	**49 579**	14 330	17 334
Non-cash items and adjustments			
Amortisation and depreciation	**92 030**	12 068	57 389
Provisions	**(808)**	2 929	7 788
	140 801	29 327	82 511
Retrenchment payments	**–**	(1 126)	(5 873)
Payments to environmental trust fund	**–**	(1 897)	(4 151)
Investment income	**6 582**	165	2 147
Finance charges	**(29 128)**	–	(8 419)
	118 255	26 469	66 215
Cash provided by/(reinvested in) working capital			
Inventories	**(10 740)**	(16 003)	(11 514)
Payables and provisions	**(34 457)**	(11 532)	10 155
Receivables	**1 043**	4 037	(7 303)
Net cash generated from operating activities	**74 101**	2 971	57 553
Cash utilised in investment activities			
Fixed assets acquired	**(58 584)**	(258 077)	(345 645)
Investments acquired	**–**	–	(1 124)
Fixed assets sold	**1 777**	681	5 531
	(56 807)	(257 396)	(341 238)
Cash provided by financing activities			
Net increase in shareholders' funding	**7 910**	14 485	22 868
Leased assets	**(691)**	(901)	(1 634)
Increase in long-term loans	**–**	243 530	191 952
Increase/(decrease) in overdrafts and short-term borrowings	**3 776**	(660)	123 402
	10 995	256 454	336 588
Increase in cash balances	**28 289**	2 029	52 903
Cash and cash equivalents at beginning of period	**108 810**	55 907	55 907
Translation adjustment	**(3 712)**	–	–
Cash and cash equivalents at end of period	**133 387**	57 936	108 810

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income	Equity reserves	Unaudited Half-year ended		Audited Year ended
				December 2002	December 2001	June 2002
Changes in shareholders' equity						
Balance at beginning of period	2 213 114	16 958		**2 230 072**	2 170 808	2 170 808
Share options exercised	7 936			**7 936**	14 483	22 867
Expenses written off against share premium	(26)			**(26)**	–	–
Transfers to equity reserves			(3 301)	**(3 301)**	–	–
Net earnings for the period		79 108		**79 108**	14 495	36 397
Balance at end of period	2 221 024	96 066	(3 301)	**2 313 789**	2 199 786	2 230 072

INCOME STATEMENT – US dollar thousand

	Unaudited Quarter ended			Unaudited Half-year ended		Audited Year ended
	December 2002	December 2001	September 2002	**December 2002**	December 2001	June 2002
Revenue	**24 523**	6 362	25 094	**49 632**	14 128	36 060
– gold revenue	**24 476**	6 362	25 076	**49 567**	14 128	35 952
– by-products	**47**	–	18	**65**	–	108
Costs and expenses	**22 858**	5 563	21 901	**44 734**	12 548	34 342
– gold operating	**17 867**	4 708	16 613	**34 447**	10 622	26 280
– retrenchments	**–**	–	–	**–**	–	470
– amortisation	**4 356**	619	4 727	**9 092**	1 330	5 689
– administration and general	**635**	236	561	**1 195**	596	1 903
Operating profit	**1 665**	799	3 193	**4 898**	1 580	1 718
Investment income	**352**	4	300	**650**	18	213
Finance cost	**1 521**	–	1 361	**2 878**	–	835
Unrealised foreign exchange gain/(loss)	**6 350**	–	(1 010)	**5 145**	–	3 007
Income before taxation	**6 846**	803	1 122	**7 815**	1 598	4 103
Taxation	**–**	–	–	**–**	–	495
Net earnings for the period	**6 846**	803	1 122	**7 815**	1 598	3 608
Headline earnings	**6 846**	803	1 122	**7 815**	1 598	3 608
Headline earnings per share (cents)	**1**	–	–	**1**	–	1
Earnings per share (cents)	**1**	–	–	**1**	–	1
Weighted number of shares in issue (million)	**674**	670	673	**674**	669	670

BALANCE SHEET – US dollar thousand

	Unaudited 31 December 2002	Audited 30 June 2002
ASSETS		
Non-current assets	**334 796**	285 971
Fixed assets	**329 262**	281 301
Investments	**5 534**	4 670
Current assets	**28 094**	20 365
Inventories	**6 416**	4 367
Trade and other receivables	**6 258**	5 382
Deposits and cash	**15 420**	10 616
Total assets	**362 890**	306 336
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**781**	656
Share premium	**261 105**	217 773
Reserves	**5 604**	(861)
Total shareholders' equity	**267 490**	217 568
Non-current liabilities	**67 376**	61 474
Long-term loans	**57 986**	53 471
Long-term provisions	**9 390**	8 003
Current liabilities	**28 024**	27 294
Trade and other payables	**13 744**	14 960
Derivative investments	**382**	–
Overdrafts and short-term borrowings	**13 898**	12 334
Total equity and liabilities	**362 890**	306 336

CASH FLOW STATEMENT – US dollar thousand

	Unaudited Half-year ended		Audited Year ended
	December 2002	December 2001	June 2002
Cash generated from/(utilised by) operations			
Operating profit	**4 898**	1 580	1 718
Non-cash items and adjustments:			
Amortisation and depreciation	**9 092**	1 330	5 689
Provisions	**(79)**	323	772
	13 911	3 233	8 179
Retrenchment payments	**–**	(124)	(582)
Payments to environmental trust fund	**–**	(209)	(411)
Investment income	**650**	18	213
Finance charges	**(2 878)**	–	(835)
	11 683	2 918	6 564
Cash provided by/(reinvested in) working capital			
Inventories	**(1 061)**	(1 764)	(1 141)
Payables and provisions	**(3 404)**	(1 271)	1 007
Receivables	**103**	445	(724)
Net cash generated from operating activities	**7 321**	328	5 706
Cash utilised in investment activities			
Fixed assets acquired	**(5 788)**	(28 451)	(34 260)
Investments acquired	**–**	–	(112)
Fixed assets sold	**176**	75	548
	(5 612)	(28 376)	(33 824)
Cash provided by financing activities			
Net increase in shareholders' funding	**781**	1 597	2 267
Leased assets	**(68)**	(99)	(162)
Increase in long-term loans	**–**	26 847	19 026
Increase/(decrease) in overdrafts and short-term borrowings	**373**	(73)	12 232
	1 086	28 272	33 363
Increase in cash balances	**2 795**	224	5 245
Cash and cash equivalents at beginning of period	**10 616**	6 919	6 919
Translation adjustment	**2 009**	(2 287)	(1 548)
Cash and cash equivalents at end of period	**15 420**	4 856	10 616

STATEMENT OF SHAREHOLDERS' EQUITY – US dollar thousand

	Ordinary share capital and premium	Retained income/ (accumulated loss)	Equity reserves	Unaudited Half-year ended **December 2002**	December 2001	Audited Year ended June 2002
Changes in shareholders' equity						
Balance at beginning of period	218 429	(861)		**217 568**	268 664	268 664
Share options exercised	784			**784**	1 470	2 267
Expenses written off against share premium	(3)			**(3)**	–	–
Transfers to equity reserves			(382)	**(382)**	–	–
Net earnings for the period		7 815		**7 815**	1 598	3 608
Translation adjustment	42 676	(968)		**41 708**	(87 341)	(56 971)
Balance at end of period	261 886	5 986	(382)	**267 490**	184 391	217 568

OPERATING RESULTS

AVGOLD TOTAL

		Unaudited Quarter ended			Unaudited Half-year ended		Audited Year ended
		December 2002	December 2001	September 2002	**December 2002**	December 2001	June 2002
Metric							
Ore milled	tonnes	**376 623**	84 092	362 535	**739 158**	169 759	488 023
Gold sold	kg	**2 934**	700	3 075	**6 009**	1 438	4 179
Yield	g/t	**7,79**	8,33	8,48	**8,13**	8,47	8,56
Cash cost	R/kg	**59 838**	67 139	56 151	**57 951**	68 140	64 277
Non-cash cost	R/kg	**16 733**	11 108	17 782	**17 269**	11 026	18 375
Total cost	R/kg	**76 571**	78 247	73 933	**75 220**	79 166	82 652
Capital expenditure	R000's	**37 977**	214 512	20 037	**58 014**	368 832	437 514
Imperial							
Ore milled	tons	**415 152**	92 695	399 622	**814 774**	187 125	537 948
Gold sold	oz	**94 332**	22 514	98 873	**193 205**	46 226	134 348
Yield	oz/t	**0,23**	0,24	0,25	**0,24**	0,25	0,25
Cash cost	US$/oz	**189**	212	168	**178**	233	198
Non-cash cost	US$/oz	**53**	35	53	**53**	38	57
Total cost	US$/oz	**242**	247	221	**231**	271	255
Capital expenditure	US$000's	**3 854**	21 777	1 928	**5 732**	40 661	43 495

ETC TOTAL

		December 2002	December 2001	September 2002	December 2002	December 2001	June 2002
Metric							
Ore milled	tonnes	**83 107**	84 092	79 641	**162 748**	169 759	315 523
Gold sold	kg	**784**	700	702	**1 486**	1 438	2 805
Yield	g/t	**9,43**	8,33	8,82	**9,13**	8,47	8,89
Cash cost	R/kg	**65 027**	67 139	77 871	**71 097**	68 140	69 805
Non-cash cost	R/kg	**8 382**	9 677	8 887	**8 620**	9 272	11 919
Total cost	R/kg	**73 409**	76 816	86 758	**79 717**	77 412	81 724
Capital expenditure	R000's	**3 848**	7 353	3 100	**6 948**	13 194	17 482
Development results:							
Advanced	m	**1 939**	2 042	1 797	**3 735**	4 382	7 909
Reef development	m	**539**	593	378	**916**	1 183	1 872
Sampled	m	**606**	565	311	**917**	1 190	2 010
Channel width	cm	**215**	211	210	**214**	219	223
Channel value	g/t	**8,0**	3,1	7,8	**8,3**	3,7	3,8
	cm.g/t	**1 714**	663	1 638	**1 774**	802	854
Imperial							
Ore milled	tons	**91 609**	92 695	87 788	**179 397**	187 125	347 801
Gold sold	oz	**25 192**	22 514	22 574	**47 766**	46 226	90 181
Yield	oz/t	**0,27**	0,24	0,26	**0,27**	0,25	0,26
Cash cost	US$/oz	**205**	212	233	**218**	233	215
Non-cash cost	US$/oz	**27**	31	27	**27**	32	37
Total cost	US$/oz	**232**	243	260	**245**	265	252
Capital expenditure	US$000's	**391**	746	298	**686**	1 455	1 733

TARGET TOTAL

		December 2002	December 2001	September 2002	December 2002	December 2001	June 2002
Metric							
Ore milled	tonnes	**293 516**	–	282 894	**576 410**	–	172 500
Gold sold	kg	**2 150**	–	2 373	**4 524**	–	1 374
Yield	g/t	**7,33**	–	8,39	**7,85**	–	7,96
Cash cost	R/kg	**57 948**	–	49 724	**53 634**	–	52 992
Non-cash cost	R/kg	**17 064**	–	18 092	**17 603**	–	26 594
Total cost	R/kg	**75 012**	–	67 816	**71 237**	–	79 586
Capital expenditure	R000's	**30 849**	200 594	15 666	**46 515**	345 867	404 754
Development results:							
Advanced	m	**1 986**	1 410	1 903	**3 909**	2 419	5 933
Reef development	m	**1 744**	756	1 125	**2 889**	1 091	2 561
Sampled	m	**437**	355	673	**1 110**	619	1 377
Channel width	cm	**455**	447	456	**911**	445	1 757
Channel value	g/t	**8,33**	5,80	5,98	**7,15**	4,42	6,31
	cm.g/t	**3 790**	2 593	2 727	**6 517**	1 967	11 083
Imperial							
Ore milled	tons	**323 543**	–	311 834	**635 377**	–	190 147
Gold sold	oz	**69 140**	–	76 299	**145 439**	–	44 167
Yield	oz/t	**0,21**	–	0,24	**0,23**	–	0,23
Cash cost	US$/oz	**183**	–	149	**165**	–	156
Non-cash cost	US$/oz	**54**	–	54	**54**	–	78
Total cost	US$/oz	**237**	–	203	**219**	–	234
Capital expenditure	US$000's	**3 131**	20 364	1 508	**4 596**	38 129	40 119

PRODUCTION COST RECONCILIATION

AVGOLD TOTAL – Rand thousand

		Unaudited Quarter ended			Unaudited Half-year ended		Audited year ended
Rand thousand		**December 2002**	December 2001	September 2002	**December 2002**	December 2001	June 2002
Gold operating costs per income statement		**176 053**	46 373	172 610	**348 663**	96 355	265 137
Add: Revenue from closed operations		**–**	643	–	**–**	1 616	4 551
Less: Revenue from by-products		**(465)**	–	(190)	**(655)**	–	(1 093)
Cash costs		**175 588**	47 016	172 420	**348 008**	97 971	268 595
Add:							
– Retrenchments		**–**	–	–	**–**	–	4 747
– Amortisation and depreciation		**42 918**	6 097	49 112	**92 030**	12 068	57 389
– General and administration		**6 259**	2 325	5 832	**12 091**	5 402	19 195
Less: – Revenue from closed operations		**–**	(643)	–	**–**	(1 616)	(4 551)
Non-cash costs		**49 177**	7 779	54 944	**104 121**	15 854	76 780
Total cost		**224 765**	54 795	227 364	**452 129**	113 825	345 375
Gold sold	kg	**2 934**	700	3 075	**6 009**	1 438	4 179
Production cost:							
Cash cost	R/kg	**59 838**	67 139	56 151	**57 951**	68 140	64 277
Non-cash cost	R/kg	**16 733**	11 108	17 782	**17 269**	11 026	18 375
Total operating cost	R/kg	**76 571**	78 247	73 933	**75 220**	79 166	82 652
Gold price realised	R/kg	**82 197**	89 493	84 719	**83 488**	89 133	86 794

AVGOLD TOTAL – US dollar thousand

		Unaudited Quarter ended			Unaudited Half-year ended		Audited year ended
US$ thousand		**December 2002**	December 2001	September 2002	**December 2002**	December 2001	June 2002
Gold operating costs per income statement		**17 867**	4 708	16 613	**34 447**	10 622	26 280
Add: Revenue from closed operations		**–**	65	–	**–**	178	451
Less: Revenue from by-products		**(47)**	–	(18)	**(65)**	–	(108)
Cash costs		**17 820**	4 773	16 595	**34 382**	10 800	26 623
Add:							
– Retrenchments		**–**	–	–	**–**	–	471
– Amortisation and depreciation		**4 356**	619	4 727	**9 092**	1 330	5 689
– General and administration		**635**	236	561	**1 195**	596	1 903
Less: – Revenue from closed operations		**–**	(65)	–	**–**	(178)	(451)
Non-cash costs		**4 991**	790	5 288	**10 287**	1 748	7 612
Total cost		**22 811**	5 563	21 883	**44 669**	12 548	34 235
Gold sold	oz	**94 332**	22 514	98 873	**193 205**	46 226	134 348
Production cost:							
Cash cost	US$/oz	**189**	212	168	**178**	233	198
Non-cash cost	US$/oz	**53**	35	53	**53**	38	57
Total operating cost	US$/oz	**242**	247	221	**231**	271	255
Gold price realised	US$/oz	**296**	283	302	**299**	306	306

CONTACT DETAILS

EBRAHIM TAKOLIA

Direct line: (+27 11) 634-0333

Fax: (+27 11) 634-0278

Mobile: 083 291 3384

e-mail: ebrahimt@avmin.co.za

AVGOLD LIMITED

www.avgold.co.za

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